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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Name of Issuer:  International Airline Support Group Inc.

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  458865 201

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Hannah H. Strasser
               Cardinal Capital Management, L.L.C.
                        One Fawcett Place
                  Greenwich, Connecticut 06830


     (Date of Event which Requires Filing of this Statement)

                         October 4, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [    ].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     458865 201

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Cardinal Capital Management, L.L.C.

2.  Check the appropriate box if a member of a group

    a.
    b.   x


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power




8.  Shared Voting Power

         530,588.02


9.  Sole Dispositive Power




10. Shared Dispositive Power

         530,588.02





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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         22.15%


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)




14. Type of Reporting Person*

         IA

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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CUSIP No.     458865 201

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Cardinal Recovery Partners, L.P.

2.  Check the appropriate box if a member of a group

    a.
    b.   x


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power




8.  Shared Voting Power

         493,538.92


9.  Sole Dispositive Power




10. Shared Dispositive Power

         493,538.92





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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         20.60%


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)




14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  Security and Issuer

         This statement relates to shares of Common Stock, $.001

par value, (the "Shares") of International Airline Support Group

Inc. (the "Company"), a Delaware corporation.  The principal executive office of the Company is located at 8095 NW 64th

Street, Miami, Florida 33166.

Item 2. Identity and Background

    This statement is being filed on behalf of Cardinal Capital

Management, L.L.C. ("Cardinal Capital"), a Delaware limited

liability company, and Cardinal Recovery Partners, L.P. (the

"Partnership"), a Delaware limited partnership (Cardinal Capital and the Partnership will be referred to collectively as the

"Reporting Persons").  Cardinal Capital serves as the general partner of the Partnership.  The members of Cardinal Capital are

Hannah H. Strasser, Amy K. Minella and Anne C. Yobage.  The

Reporting Persons' principal office is located at One Fawcett

Place, Greenwich, Connecticut 06830.

         None of the Reporting Persons or any member of Cardinal

Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons or any member of

Cardinal Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of

competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or




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mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each of the members of Cardinal Capital is a citizen of

the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Cardinal Capital is deemed to be

the beneficial owner of 530,588.02 Shares, 493,538.92 Shares of which are held by the Partnership and the remaining 37,049.1

Shares of which are held by investment management clients of

Cardinal Capital.  All of the Shares were acquired from the

Company in exchange for the Company's 8% Convertible Subordinated

Debentures due August 31, 2003 (the "Convertible Debentures")

that were held by the Partnership and Cardinal Capital's

investment management clients.  No consideration was paid to the

Company in connection with the exchange pursuant to which the

Company issused 224.54 Shares for each $1,000 of principal amount of Convertible Debentures held.  The funds for the purchase of the Convertible Debentures came from capital contributions to the

Partnership by its general and limited partners and from the contributions of Cardinal Capital's investment management

clients.

Item 4.  Purpose of Transaction

         The Shares of which the Reporting Persons are deemed to

be the beneficial owner were acquired for, and are being held for, investment purposes.  The Reporting Persons may acquire




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additional Shares, dispose of all or some of those Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold those

Shares.

         The Reporting Person does not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Cardinal Capital is deemed to be

the beneficial owner 530,588.02 of Shares and the Partnership is deemed to be one beneficial owner of 493,538.92 Shares.  Based on publicly available information, there are believed to be

2,395,104 Shares outstanding.  Therefore, Cardinal Capital and the Partnership are deemed to be the beneficial owners of 22.15%

and 20.60% of the outstanding Shares, respectively.  Cardinal

Capital and the Partnership share the power to vote and direct the vote and to dispose of or direct the disposition of all of the 493,538.92 Shares of which the Partnership is currently

deemed to be the beneficial owner. Cardinal Capital has the power to vote and direct the vote and to dispose of or direct the

disposition of the 37,049.1 Shares held by investment management clients of Cardinal Capital.

         The only transactions in the Shares that were effected

during the past 60 days by the Reporting Persons were the






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acquisition of the Shares from the Company pursuant to the

exchange offer described in Item 3.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         The Reporting Persons do not have any contract,

arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to Be Filed as Exhibits

         Attached to this Schedule as Exhibit A is a copy of the

written agreement required by Rule 13d-1(f) entered into by

Cardinal Capital and the Partnership relating to the filing of a joint acquisition statement.






























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         Signature

         Each of the undersigned, after reasonable inquiry and to

the best of each of their knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



October 14, 1996



                        Cardinal Capital Management, L.L.C.


                        By:        /s/ Anne C. Yobage


                        Cardinal Recovery Partners, L.P.

                        By:  Cardinal Capital Management, L.L.C.,
                             General Partner



                             By:        /s/ Anne C. Yobage























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01269001.AD7



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                                  Exhibit A


                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 14, 1996 relating to the shares of common stock of

International Airline Support Group Inc. should be filed on

behalf of the undersigned.



                             Cardinal Capital Management, L.L.C.

                             By:     /s/ Anne C. Yobage


                             Cardinal Recovery Partners, L.P.

                             By: Cardinal Capital Management,
                                 L.L.C., General Partner

                                 By:   /s/ Anne C. Yobage



























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01269001.AD7